BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
 33 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606

Karyn L. Doerfler (312) 629-5194 Voice Mail Ext. 4594 karyn.doerfler@bfkpn.com	Telephone (312) 984-3100 Facsimile (312) 984-3220

September 27, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549-0408
Attention: Abby Adams, Special Counsel

  RE:
  First Banking Center, Inc.
  Schedule 13E-3
  Preliminary Proxy Statement on Schedule 14A
  Filed August 20, 2004

Ladies and Gentlemen:

        First Banking Center, Inc. has today filed Amendment No. 1 to the Schedule 13E-3 and an amended Preliminary Proxy Statement on Schedule 14A. This amendment sets forth the responses to the comments of the Staff contained in a letter, dated September 17, 2004, relating to the above-referenced filings.

        Two copies of the amended filings, and two copies that are marked to show changes from Schedule 13E-3 filed on August 20, 2004, are enclosed for your convenience.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto. The page numbers in our responses refer to the page numbers in the marked copies of the filing.

Schedule 13E-3 filed August 20, 2004

General

1.
Item 1014(a) of the Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. Revise the disclosure throughout the document to clarify that the fairness determination(s) have been made with respect to unaffiliated security holders alone, rather than with respect to "all of [your] shareholders, including unaffiliated shareholders," as stated in the letter to shareholders, or with respect to "First Banking Center and its shareholders," as stated on page 7.

1.
The Preliminary Proxy Statement has been revised in accordance with your comment. See the letter to shareholders and pages 3, 4, 5, 6, 10, 21, 24, 25, 26, 27, 28 and 46.

2.
We note that the company will have approximately 160 shareholders after the transaction, including unaffiliated security holders. Because the transaction will have different effects on different groups of unaffiliated security holders, you must revise the document to provide the filing person's substantive and procedural fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981).

2.
We note that Q&A No. 19 of Exchange Act Release No. 17719 indicates that "The disclosure should include consideration of the fairness of the Rule 13e-3 transaction to all unaffiliated security holders. For example, if the transaction is a reverse stock split, the disclosure should specifically address the fairness of the transaction to security holders who would retain their interest in the company as well as to those who would not." The company believes that the filing complies with the requirements of Item 1014 of Regulation M-A, as clarified by Exchange Act Release No. 17719. For example, the Preliminary Proxy Statement distinguishes between "continuing" and "non-continuing" shareholders (see the second paragraph on page 1), and the factors weighing in favor of or against the procedural and substantive fairness of the transaction are separately disclosed as to continuing and non-continuing shareholders. See pages 24 through 28. In response to your comment, the Preliminary Proxy Statement has been revised to clarify that the fairness determination has been made with respect to each group. See page 24. In addition, the Preliminary Proxy Statement has been revised to clarify that the continuing and non-continuing shareholders are the only two groups that will receive differing treatment in the split transaction. See page 24; also see pages 18 and 24, which expressly states that officers and directors will be treated identically to other shareholders, and page 47, which has been revised to state that the voting trust will also be treated identically to other shareholders.

3.
Advise us and revise the disclosure to explain why you have structured the transaction to take effect at the record holder level, as discussed on pages 37-39. Also provide further information regarding the employee voting trust and why the board felt the creation of the voting trust was appropriate. Tell us what consideration the board gave to the fact that it appears that this structure may not eliminate as many shareholders as anticipated, despite the high split ratio. It is unclear whether this structure will provide all of the benefits contemplated by the board. Please advise.

3.
The company elected to structure the transaction to take effect at the record shareholder level because it determined that this method would provide the company with the best understanding, at the effective time, of exactly how many shareholders would be cashed out and what the exact cost of the transaction to the company would be, because the company's transfer agent will be able to provide First Banking Center with a complete and final list of all record shareholders at the effective time. Conversely, if the company attempted to effect the transaction at the beneficial holder level, it would face some uncertainty, in that the brokers and nominees holding shares in record name would not be required to exchange the shares they hold on behalf of beneficial owners of fewer than 2,000 shares. In addition, as disclosed in the Preliminary Proxy Statement, the board felt that this would provide shareholders some flexibility to adjust their holdings, which enhances the fairness of the transaction to all unaffiliated shareholders. See page 20 (as well as the new disclosure on pages 39 and 46). Although the company recognized that this structure creates some uncertainty prior to the effective time, in that shareholders may adjust their holdings, resulting in a greater or smaller number of continuing shareholders than originally anticipated, the company determined that the 2,000-for-1 exchange ratio allowed a sufficient cushion in this respect. In addition, the consolidation of holdings resulting from the transfer by some shareholders of stock into record name would also help to reduce the number of record shareholders. Therefore, even if a fewer number of shareholders are cashed out than anticipated, the board determined that this structure will provide all of the anticipated transaction benefits. The Preliminary Proxy Statement has been revised in accordance with this comment. See pages 4, 20 and 39.

    With respect to the voting trust, as disclosed on page 47 of the Preliminary Proxy Statement, the company wanted to retain the incentive effect of the employee stock options, and therefore determined that it was in the company's and its employees' best interests not to cash out these holdings. Because the voting trust would provide additional business and ancillary benefits, such as safety of share certificates and greater ease of administration of employee accounts, the board felt the creation of the voting trust was appropriate. The Preliminary Proxy Statement has been revised in accordance with this comment. See page 47.

4.
Provide us further explanation of the structure of the employee voting trust discussed on page 40. For example, how will each employee evidence his or her ownership of shares in the trust?

4.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 47.

5.
Revise to provide further information regarding why the company is engaging in this transaction and why it is doing so at this time. See Item 1013(c) of Regulation M-A.

5.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 21 through 23.

Summary Term Sheet

6.
Revise the summary term sheet to disclose the board's fairness determination.

6.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 3 and 4.

7.
We note from page 5 that you intend to use dividends paid to you from your subsidiary bank to finance a portion of the reverse split. It appears that he subsidiary bank may be an affiliate engaged in this transaction, and, if so, you should revise the document to name the subsidiary and included as a filing person on the Schedule 13E-3 and provide the associated disclosure in the documents to be disseminated to security holders.

7.
The company does not consider its bank subsidiary to be engaged in the Rule 13e-3 transaction, because its sole role, if any, will be to help fund a portion of the purchase price. Bank holding companies frequently use the excess income of their banking subsidiaries to fund working capital needs or business transactions, as this represents a beneficial use of these excess funds. Under Wisconsin law, a Wisconsin bank may pay dividends out of undivided profits. Approval from the Division of Banking of the Wisconsin Department of Financial Institutions may be required for the dividend, but only if (i) the dividend from the subsidiary bank will exceed its year-to-date income and (ii) dividends declared and paid in either of the two preceding years exceeded net income for either of those years respectively. In addition, a subsidiary bank may not pay any dividend if after the payment it would be undercapitalized. None of those limitations or prohibitions would apply to a dividend from First Banking Center's bank subsidiary used to fund a portion of the transaction. Because First Banking Center has excess funds available at its bank subsidiary that it can use to fund the transaction without incurring the time and expense of regulatory approvals, the company feels that it would be beneficial to do so, thereby avoiding interest and transaction charges that would arise from drawing additional amounts down on its line of credit (amounts outstanding under which would bear interest as disclosed on page 48 of the Preliminary Proxy Statement), from increasing the amount of its trust preferred offering (which bears a transaction fee tied to the principal amount of the offering, in addition to interest costs) or from obtaining another third party loan (which would involve transaction costs, including legal expenses, as well as interest expense). However, the company is not dependent on the bank's provision of funds to complete the transaction, as any of these alternate sources of funds could be drawn upon if necessary. As the bank dividend represents only a cost-effective use of available funds, rather than a necessary component of the transaction, the company does not consider the bank's role to be a significant or material part of the Schedule 13e-3 transaction, and therefore is of the opinion that the bank is not engaged in the transaction.

8.
Revise the summary term sheet to highlight the disclosure regarding the treatment of record and beneficial holders discussed on pages 37-39. Be certain to highlight the treatment of shareholders who hold their shares in street name through a brokerage firm. Also, it appears that it will be impossible for shareholders to rely on the number of shares held by the brokerage firm to determine whether or not they will be cashed out in the transaction, as any other "street name" holder at the firm could adjust his or her holdings at the last possible moment. You should highlight this fact as well.

8.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 4 and 5.

Introduction and Overview of Split Transaction

9.
Revise to present the information required by Items 7, 8 and 9 of Schedule 13E-3 in full in a Special Factors section that appears at the beginning of the documents. See Rule 13e-3(e)(1)(ii).

9.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 13 through 53, as well as the disclosure in these Items of the Schedule 13E-3.

First Banking Center's Position as to the Fairness of the Split Transaction, page 20

10.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. To the extent you have not done so, please revise the fairness discussion to address each factor in Instruction 2 or explain why the board felt that the factors not addressed were not material. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). For example, we note the disclosure regarding trading volume; however, it does not appear that the board considered current or historical market prices. Also clarify the board's consideration of going concern value. Note that if the board relied on the analysis of another, such as the financial advisor, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.

10.
The Preliminary Proxy Statement has been revised in accordance with your comment. See pages 28 and 29.

11.
We note the discussion of the benefits and detriments of the transaction on page 21. To the extent you have not done so, revise to disclose the benefits and detriments of the transaction for each group of unaffiliated security holders, we well as the company and its affiliates. See Instruction 1 to Item 1013 of Regulation M-A.

11.
The company believes that the filing complies with the requirements of Item 1013 of Regulation M-A. As discussed in our response to Comment 2, the factors weighing in favor of and against the fairness of the transaction as to the unaffiliated shareholders have been separately disclosed as to unaffiliated shareholders that are continuing shareholders and unaffiliated shareholders that are non-continuing shareholders. See pages 24 through 28. In addition, the "Effects of the Split Transaction on First Banking Center; Plans or Proposals after the Split Transaction" section of the Preliminary Proxy Statement beginning on page 40 discloses the positive and negative effects of the split transaction on the company, and the "Effects of the Split Transaction on Shareholders of First Banking Center" beginning on page 43 separately discloses, for each of the continuing shareholders and the non-continuing shareholders, the positive and negative effects of the split transaction on these groups of unaffiliated shares. The effects disclosed on each of the company, the continuing shareholders and the non-continuing shareholders, include all of the benefits and detriments that the company has considered.

Valuation of Financial Advisor; Fairness Opinion, page 24

12.
We note from page 26 that management prepared financial forecasts and projections that were provided to the financial advisor. Revise the document to disclose these forecasts and projections.

12.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 31.

13.
Revise to summarize the July 19, 2004 valuation report reflecting the financial advisor's analysis that the fair value of the company's common stock ranged from $57 to $63 per share. File the report as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A.

13.
The "Valuation of Financial Advisor; Fairness Opinion" section of the Preliminary Proxy Statement appearing on pages 29 through 38 summarized the valuation report reflecting the financial advisor's analysis that the fair value of the company's common stock ranged from $57 to $63 per share (note that this report, which valued the stock as of July 19, 2004, is actually dated July 26, 2004; no report dated July 19, 2004 was prepared or given). This valuation provided the basis for the financial advisor's determination that the $60.00 per share price offered by First Banking Center in the split transaction is fair from a financial point of view to the shareholders who will be cashed out as a result of the split transaction. Therefore, the "Valuation of Financial Advisor; Fairness Opinion" section serves as a summary of both the valuation report and the fairness opinion. No other reports or presentations, whether written or oral, were provided to the company or the board by Ryan Beck or any other party. The disclosure has been revised to clarify that these were the only reports given (see pages 20 and 29) and to clarify that the summary relates to both the valuation and the fairness opinion (see page 30).

    The July 26, 2004 valuation report is attached as Appendix C to the Preliminary Proxy Statement, and is incorporated by reference in Item 16 of the Schedule 13e-3.

Effect on Our Directors and Executive Officers, page 36

14.
Disclose the effect of the transaction, in both dollar amounts and percentages, on the net book value and earnings per share of the directors and executive officers. See Instruction 2 to Item 1013 of Regulation M-A.

14.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 42.

Material Federal Income Tax Consequences of the Split Transaction, page 41

15.
Refer to the discussion of the tax consequences for non-continuing shareholders on page 42. Revise to discuss the tests used to determine the non-continuing shareholders' tax consequences.

15.
The Preliminary Proxy Statement has been revised in accordance with your comment. See page 49 through 51.

Common Stock Purchase Information, page 49

16.
We note the purchases disclosed here were made after the board began considering a going-private transaction. Provide us with a written analysis for why these transactions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 17719.

16.
First Banking Center does not consider the purchases previously disclosed on page 61 of the Preliminary Proxy Statement to be the first steps in a going private transaction. The company acknowledges that Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" to include "any or series of transactions involving one or more of the transactions described in [

    Rule 13e-3(a)(i)]," which transactions include share repurchases, and that a specific transaction will be regarded as one step in a series of transactions that, taken together, constitute a Rule 13e-3 transaction if the transaction is effected as a part, or in furtherance of, a series of actions that, taken together, have either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the going-private effects set forth in the rule.

    The repurchase made by the company disclosed in the Preliminary Proxy Statement was made at the request of the selling shareholders for the sole purpose of providing the shareholder with quick liquidity for a portion of its shares at prices approximating the then-current market price of those shares. In all recent share repurchases made by the company, First Banking Center did not initiate the transaction, and made the repurchases solely at the request of the shareholder desiring to sell, without any consideration of how they would impact a going private transaction, if such a transaction was completed. First Banking Center would have repurchased these shares even if no thought had been given to a going private transaction.

    We further note that, at the time of the June share repurchase, the board had only recently begin considering the potential advantages and disadvantages of a going private transaction and had not made any definitive determination as to whether such a transaction would be in its best interests. No share repurchases were made after the board determined that it was likely to proceed with a transaction (note that the revised disclosure on page 61 indicates that no repurchases have been made in the 60 days preceding the revised filing).

    With respect to the disclosed repurchase of shares made by Frank Cannella, although Mr. Canella became a director of the company prior to the filing of the Preliminary Proxy Statement, he was appointed subsequent to the June 22, 2004 repurchase, and was not a Section 16(a) reporting person at that time. The shares were purchased in connection with standing instructions Mr. Cannella had with his broker to purchase shares of First Banking Center stock when it became available. Upon becoming a company director and upon the decision to proceed with the going private transaction, Mr. Cannella canceled these instructions and has not purchased additional shares.

    Given these factors, there was no purpose of producing or facilitating the production of any of the going-private effects specified in the rule. We acknowledge that, as stated in Exchange Act Release No. 17719, the company also must consider past, current, and planned transactions, as well as other factors that may contribute to the production of the going private effect. However, the company share repurchase was, as stated, effected solely at the request of the selling shareholder, to provide the shareholder with necessary liquidity for its shares. The repurchase was in accordance with the company's past practices, which the company viewed as beneficial to its shareholders given the low trading volume of its common stock. The company did not view any past share repurchases as a mechanism for taking the company private, and does not feel that they would ultimately have the effect of taking the company private.

Certain Relationships and Related Transactions, page 49

17.
Revise that page to name the officers and directors with outstanding loans and to disclose the amounts of each loan. Clarify for us, with a view toward disclosure, whether the prohibitions of Section 402 of the Sarbanes-Oxley Act apply to these loans.

17.
As we discussed with you telephonically, the company believes that the specific disclosure you request with respect to the identity of the officers and directors with outstanding loans and the amount of each loan goes beyond the disclosure required by the relevant provisions of Regulation S-K, and the company would prefer to maintain the confidentiality of the personal financial information of its directors and officers. Item 404(c) of Regulation S-K generally requires an issuer to disclose the specific terms of indebtedness (if greater than $60,000) that the issuer has extended to directors or executive officers. Generally, this disclosure is required in an issuer's proxy statement or Form 10-K. However, Item 404 specifically allows more general disclosure if (i) the lender is a bank or savings and loan organization and (ii) the loans are not disclosed as nonaccrual, past due, restructured or potential problems, pursuant to Industry Guide 3. If those parameters are met, then the issuer only needs to disclose that the loans:

    •
    were made in the ordinary course of business;

    •
    were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

    •
    did not involve more than the normal risk of collectibility or present other unfavorable features.

    The majority of the aggregate amount disclosed in the Preliminary Proxy Statement consisted of loans made by the company's bank subsidiary. Because the bank subsidiary extended these loans, and because the loans are not disclosed as nonaccrual, past due, restructured or potential problems, the company believes the limited disclosure given, which is consistent with the disclosure the company has made in its past SEC filings, complies fully with the disclosure rules of Regulation S-K. A small portion of the aggregate loan amount disclosed (approximately $110,000 as of December 31, 2003, and $72,000 as of June 30, 2004) consists of loans made by the holding company to certain officers. None of these loans exceed $60,000 with respect to any individual borrower, and therefore the specific terms of each loan are not required to be disclosed pursuant to Item 404(c).

    With respect to your request for clarification whether the prohibitions of Section 402 of the Sarbanes-Oxley Act apply to these loans, the company believes that they do not. Section 402 of the Sarbanes-Oxley Act amended Section 13(k) of the Exchange Act. Section 13(k)(1) makes it unlawful for any issuer, directly or indirectly, including through any subsidiary:

    •
    to extend or maintain credit;

    •
    to arrange for the extension of credit; or

    •
    to renew an extension of credit,

    in the form of a personal loan to or for any of the issuer's directors or executive officers (or equivalents thereof). However, Section 13(k)(3) goes on to provide that the insider lending prohibitions do not apply to loans made or maintained by an insured depository institution (as defined in Section 3 of the Federal Deposit Insurance Act), if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act, which is implemented by Regulation O as promulgated and interpreted by the Federal Reserve Board. The majority of the disclosed loans were made by First Banking Center's banking subsidiary, which is an FDIC-insured depository institution, and therefore those loans are subject to the insider lending restrictions implemented by Regulation O and the prohibitions of Section 402 of the Sarbanes-Oxley act are not applicable. A portion of the loans extended by the holding company to certain executive officers for the purchase of stock as a part of this stock option program. All of these loans were extended prior to the enactment of the Sarbanes-Oxley Act, and none have been modified, renewed or extended. Section 13(k)(2) expressly provides that loans that are in existence on the date of enactment of the Sarbanes-Oxley Act are not subject to the prohibition, as long as there is no material modification or renewal of such loan. The Preliminary Proxy Statement has been revised to clarify that the prohibitions of the Act are inapplicable to the loans. See page 61.

Appendix C

18.
With your revised filing, provide Appendix C in some other format, such as landscape print or a larger font. The current font is too small and certain pages cannot be read. See for example, pages 12-14 and pages 18-20.

18.
Appendix C has been reformatted in accordance with your comment. The slides have been enlarged to the maximum extent permitted by the EDGAR process; however, it is not possible to re-orient to landscape view in the EDGAR/HTML format. We note that the filing also includes Appendix C in "searchable text" format, in accordance with the SEC's filing requirements. In addition, we note that the printed definitive proxy materials sent to shareholders will include Appendix C in full page format, as included in the clean copy of the materials included with this response letter, so that it will be legible in all respects.

Closing Comments

        Per your request, attached to this response letter is the requested written statement from the company acknowledging its responsibility for the accuracy and adequacy of the disclosures it has made.

        Please do not hesitate to call John E. Freechack at (312) 984-3223 or me at (312) 629-5194 if you have any further questions or if we can be of further assistance.

Very truly yours, /s/ KARYN L. DOERFLER Karyn L. Doerfler

Enclosures

cc:
Mr. Brantly K. Chappell
Mr. James Schuster
John E. Freechack, Esq.

FIRST BANKING CENTER, INC.
400 Milwaukee Avenue
Burlington, Wisconsin 53105
(262) 763-3581

September 27, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549-0408
Attention: Abby Adams, Special Counsel

  RE:
  First Banking Center, Inc.
  Schedule 13E-3
  Preliminary Proxy Statement on Schedule 14A
  Filed August 20, 2004

Ladies and Gentlemen:

        In accordance with the comments of the staff contained in a letter, dated September 17, 2004, relating to the above-referenced filings (the "Filings"), the undersigned officer of First Banking Center, Inc. (the "Company"), on behalf of the Company, acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  •
  staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, First Banking Center, Inc.
By:	/s/ JAMES SCHUSTER Name: James Schuster Title: Chief Financial Officer